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                                  UNITED STATES
                         SECURITIES AND EXCHANGE COMMISSION      +-------------+
                              WASHINGTON D.C. 20549              | OMB Number  |
                                                                 | 3235-0058   |
                                  FORM 12b-25                    |  expires    |
                           NOTIFICATION OF LATE FILING           | 03/31/06    |
                                                                 |             |
                                                                 | SEC File #  |
                                                                 |             |
                                                                 |   CUSIP #   |
                                                                 |             |
                                                                 +-------------+
(Check One)
[ ] Form 10-K   [ ] Form 20-F    [ ] Form 11-K    [X] Form 10-Q
[ ] Form N-SAR

For Period Ended: June 30, 2005
                  -----------------
[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended: ________________________

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|Read Instruction (on back page) Before Preparing Form. Please Print or Type.  |
|                                                                              |
| Nothing in this form shall be construed to imply that the Commission has     |
|              verified any information contained herein.                      |
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Island Pacific, Inc.
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Full Name of Registrant:


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Former Name if Applicable

19800 MacArthur Boulevard, Suite 1200
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Address of Principal Executive Office (Street and Number)

Irvine, California      92612
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City, State, Zip Code




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PART II - RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed
-- due date; or the subject quarterly report of transition report on Form 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period.

The Registrant is unable to file its 10-Q for the period ended June 30, 2005 without unreasonable effort or expense due to the circumstances described below.

The Registrant is reviewing the timing of revenue recognition of certain transactions during its 2003, 2004 and 2005 fiscal years. The review is ongoing and has not yet been completed. Once the review has been completed, the Registrant will assess the results of its review to determine if any of the Registrant's filings relating to the fiscal years ended 2003, 2004 and 2005 need to be restated. Until the revenue recognition review is completed, the Registrant cannot finalize its financial statements for the period ended June 30, 2005 or file its Form 10-Q.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Barry Schechter                      949               476-2212
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     (Name)                      (Area Code)        (Telephone No.)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [ ]Yes [X]No

The report not filed was the Registrant's Form 10-K for the period ended
March 31, 2005.
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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X]Yes [ ]No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant is currently reviewing the timing of revenue recognition of certain transactions during its 2003, 2004 and 2005 fiscal years. The review is ongoing and has not yet been completed. Once the review has been completed, the Registrant will assess the results of its review to determine if any of the Registrant's filings relating to the fiscal years ended 2003, 2004 and 2005 need to be restated.

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                              Island Pacific, Inc.
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                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  August 15, 2005                   By: /s/ Barry Schechter
     -----------------------------       -------------------------------------
                                         Chief Executive Officer


INSTRUCTION; The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. if the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.